Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

Exhibit 99.4

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities - Oil & Gas” (“ASC 932”) issued by the Financial Accounting Standards Board. The standard requires the use of a 12 month average price to estimate proved reserves calculated as the unweighted arithmetic average of first-day-of-the-month prices within the 12 month period prior to the end of the reporting period.

Petroleum and Natural Gas Reserves Information

Users of this information should be aware that the process of estimating quantities of "proved developed" and "proved undeveloped" crude oil, natural gas liquids, bitumen and natural gas is very complex, requiring significant subjective decisions in the evaluation of all available geological, engineering and economic data for each reservoir. The data for a given reservoir may change substantially over time as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continual reassessment of the viability of production under varying economic conditions. Consequently, material revisions to existing reserve estimates occur from time to time. Although every reasonable effort is made to ensure that reserve estimates reported represent the most accurate assessments possible, the significance of the subjective decisions required and variances in available data for reservoirs make these estimates generally less precise than other estimates presented in connection with financial statement disclosures. Future fluctuations in prices and costs, production rates, or changes in political or regulatory environments could cause the Company's reserves to be materially different from that presented.

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Proved reserves and production volumes are presented net of royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production. Figures reported as natural gas reserves and production volumes do not include flared gas, injected gas or gas consumed in operations. All natural gas reserves and production volumes presented are sales volumes. Undrilled locations underlying the estimates of our proved undeveloped reserves as of December 31, 2024 and 2025 are included in a development plan that was adopted by Baytex for the applicable year as a result of our annual long-range planning process and associated corporate financial model and all such locations were scheduled to be drilled within five years of the initial development plan adoption date.

The changes in Baytex's net proved crude oil, NGL, bitumen and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2025 were as follows:

	Canada					United States
	Crude Oil	NGL	Bitumen	Natural Gas	Total	Crude Oil	NGL	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net Proved Reserves
December 31, 2023	72,915	8,642	3,480	85,177	99,232	111,406	46,378	200,974	191,280
Revisions of previous estimates	3,307	(89)	—	(6,648)	2,109	4,127	(5,771)	(25,394)	(5,876)
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	349	—	—	—	349	—	—	—	—
Extensions and discoveries	21,078	5,640	—	25,695	31,001	13,772	16,643	57,236	39,954
Production	(16,372)	(930)	(769)	(13,908)	(20,389)	(14,998)	(5,253)	(28,134)	(24,941)
Sales of minerals in place	(143)	(5)	(2,711)	(24)	(2,862)	(130)	(47)	(267)	(221)
December 31, 2024	81,133	13,257	—	90,292	109,439	114,176	51,951	204,414	200,196
Revisions of previous estimates	2,490	1,284	—	6,758	4,901	—	—	—	—
Improved recovery	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—	—	—	—	—
Extensions and discoveries	20,384	7,684	—	33,424	33,639	768	301	1,480	1,316
Production	(16,876)	(1,189)	—	(14,717)	(20,519)	(13,298)	(4,592)	(25,020)	(22,060)
Sales of minerals in place	(435)	(17)	—	(545)	(543)	(101,646)	(47,660)	(180,874)	(179,452)
December 31, 2025	86,696	21,019	—	115,212	126,917	—	—	—	—

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

	Canada					United States
	Crude Oil	NGL	Bitumen	Natural Gas	Total	Crude Oil	NGL	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net Proved Developed Reserves
December 31, 2023	39,600	3,000	1,564	52,779	52,961	54,893	27,460	114,346	101,410
December 31, 2024	42,651	3,646	—	44,168	53,659	55,057	25,526	104,228	97,954
December 31, 2025	45,155	5,870	—	51,427	59,597	—	—	—	—
Net Proved Undeveloped Reserves
December 31, 2023	33,314	5,641	1,916	32,398	46,271	56,513	18,918	86,628	89,869
December 31, 2024	38,482	9,611	—	46,124	55,780	59,119	26,425	100,186	102,242
December 31, 2025	41,541	15,149	—	63,785	67,320	—	—	—	—

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net Proved Reserves
December 31, 2023	184,321	55,019	3,480	286,151	290,512
Revisions of previous estimates	7,434	(5,860)	—	(32,043)	(3,767)
Improved recovery	—	—	—	—	—
Purchases of minerals in place	349	—	—	—	349
Extensions and discoveries	34,850	22,283	—	82,931	70,955
Production	(31,370)	(6,184)	(769)	(42,042)	(45,330)
Sales of minerals in place	(273)	(52)	(2,711)	(291)	(3,084)
December 31, 2024	195,309	65,208	—	294,707	309,635
Revisions of previous estimates	2,490	1,284	—	6,758	4,901
Improved recovery	—	—	—	—	—
Purchases of minerals in place	—	—	—	—	—
Extensions and discoveries	21,152	7,985	—	34,904	34,955
Production	(30,174)	(5,781)	—	(39,738)	(42,579)
Sales of minerals in place	(102,081)	(47,677)	—	(181,418)	(179,994)
December 31, 2025	86,696	21,019	—	115,212	126,917

Net Proved Developed Reserves
December 31, 2023	94,493	30,461	1,564	167,125	154,372
December 31, 2024	97,708	29,172	—	148,397	151,612
December 31, 2025	45,155	5,870	—	51,427	59,597
Net Proved Undeveloped Reserves
December 31, 2023	89,827	24,559	1,916	119,026	136,140
December 31, 2024	97,601	36,036	—	146,310	158,022
December 31, 2025	41,541	15,149	—	63,785	67,320

Revisions of Previous Estimates

In 2024, the Company realized total proved revisions of negative 3,767 mboe. These revisions consisted of: (i) negative revisions of 3,726 mboe in Canada and negative 782 mboe in the U.S. due to a decrease in YE 2024 constant pricing as compared to YE 2023 (WTI decreased to US$76.32/bbl from US$78.21/bbl, Henry Hub decreased to US$2.07/MMBtu from US$2.59/MMBtu), (ii) positive revisions of 6,797 mboe in our Canadian assets as a result of improved performance as compared to previous forecasts, well design changes and changes to operating costs, (iii) positive revisions of 460 mboe in our Eagle Ford assets due to improved performance as compared to previous forecasts, and (iv) negative revisions of 5,554 mboe in our non-operated Eagle Ford assets and 963 mboe in our Viking assets associated with proved undeveloped locations that were not developed within five years of being booked and so are required to be removed by SEC rules.

In 2025, the Company realized total proved revisions of positive 4,901 mboe, all in Canada. These revisions consisted of: (i) negative revisions of 1,349 mboe due to a decrease in YE 2025 constant pricing as compared to YE 2024 (Edmonton Light decreased to $86.73/bbl from $98.01/bbl, WCS decreased to $75.89/bbl from $83.79/bbl, AECO increased to $1.95/MMBtu from $1.46/MMBtu), (ii) positive revisions of 6,841 mboe in our Canadian assets as a result of improved performance as compared to previous forecasts, well design changes and changes to operating costs, (iii) negative revisions of 591 mboe in our Viking assets associated with proved undeveloped locations that were not developed within five years of being booked and so are required to be removed by SEC rules.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

Purchases of Minerals in Place

In 2024, the Company acquired 349 mboe of oil reserves in the Peace River region in Canada.

Extensions and Discoveries

In 2024, the Company added 70,955 mboe of net proved reserves. These additions consisted of 31,001 mboe in Canada and 39,954 mboe in the U.S. due to extension drilling and future offset additions being added to our development plan.

In 2025, the Company added 34,955 mboe of net proved reserves. These additions consisted of 33,639 mboe in Canada due to extension drilling and future offset additions being added to our development plan, and 1,316 mboe in the U.S. due to production from drilling and re-fracs of previously unbooked wells.

Sales of Minerals in Place

In 2024, the Company divested 3,084 mboe net proved reserves as a result of 2,862 mboe of property dispositions in Canada, primarily from our Kerrobert Thermal asset, and 221 mboe of property dispositions in our Eagle Ford asset in the U.S.

In 2025, the Company divested 179,452 mboe from the U.S. which was its entire Eagle Ford position. The Company also divested 543 mboe of non-core Canadian properties, primarily from the Conventional, Peace River, and Viking business units.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932 and based on crude oil, NGL and natural gas reserves and production volumes estimated by Baytex's independent reserves evaluator, McDaniel & Associates Consultants Ltd. The methodology used in calculating our price assumptions for the standardized measure of discounted future net cash flows for reserves estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after providing for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex's petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on an unweighted arithmetic average of the first-day-of-the-month price for each month in 2025 and 2024.

	Commodity Pricing
	2025	2024
WTI crude (US$/bbl)	66.01	76.32
Edmonton Light crude (Cdn$/bbl)	86.73	98.01
Western Canadian Select crude (WCS) (1) (Cdn$/bbl)	75.89	83.79
AECO spot (Cdn$/mmbtu)	1.95	1.46
Henry Hub (US$/mmbtu)	3.42	2.07
Exchange rate (US$/Cdn$)	0.71	0.73
(1)     Price used in the preparation of heavy oil and bitumen reserves in Canada.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

The standardized measure of discounted future net cash flows relating to net proved petroleum and natural gas reserves are as follows:

	Canada		United States		Total (2)
(thousands of Canadian dollars)	2025	2024	2025	2024	2025	2024
Future cash inflows	$7,146,124	$7,147,647	$—	$13,674,283	$7,146,124	$20,821,930
Future production costs	(3,154,836)	(2,923,863)	—	(4,916,987)	(3,154,836)	(7,840,850)
Future development costs (1)	(1,966,034)	(1,812,936)	—	(3,647,866)	(1,966,034)	(5,460,802)
Future income taxes	(161,266)	(248,023)	—	(270,193)	(161,266)	(518,216)
Future net cash flows (2)	1,863,988	2,162,825	—	4,839,237	1,863,988	7,002,062
Deduct: 10% annual discount factor	(520,880)	(637,681)	—	(1,841,656)	(520,880)	(2,479,337)
Standardized measure (2)	$1,343,108	$1,525,144	$—	$2,997,581	$1,343,108	$4,522,725
(1)Our estimated future costs to settle asset retirement obligations includes both: (i) estimated costs associated with future undrilled proved locations, and (ii) estimated costs associated with producing reserves. These costs are included in the “Future development costs” line.
(2)The data in the table may not add due to rounding.

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Net Proved Petroleum and Natural Gas Reserves

As at December 31, 2025 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$1,525,144	$2,997,581	$4,522,725
Sales, net of production costs	(911,508)	(1,087,795)	(1,999,303)
Net change in prices and production costs related to future production	(441,317)	(805,468)	(1,246,784)
Changes in previously estimated future development costs incurred during the period	(350,964)	—	(350,964)
Development costs incurred during the period	547,422	657,719	1,205,141
Extensions, discoveries and improved recovery, net of related costs	606,676	56,360	663,037
Revisions of previous quantity estimates	157,623	—	157,623
Sales of reserves in place	(6,071)	(2,225,959)	(2,232,029)
Purchases of reserves in place	—	—	—
Accretion of discount	169,643	311,567	481,209
Net change in income taxes	46,460	95,994	142,454
Balance, end of year (1)	$1,343,108	$—	$1,343,108

As at December 31, 2024 (thousands of Canadian dollars)	Canada	United States	Total (1)
Balance, beginning of year	$1,528,648	$3,124,635	$4,653,283
Sales, net of production costs	(1,012,829)	(1,398,148)	(2,410,977)
Net change in prices and production costs related to future production	22,156	(223,919)	(201,763)
Changes in previously estimated future development costs incurred during the period	(371,601)	131,114	(240,487)
Development costs incurred during the period	489,486	767,147	1,256,633
Extensions, discoveries and improved recovery, net of related costs	740,619	523,606	1,264,225
Revisions of previous quantity estimates	32,389	(180,663)	(148,274)
Sales of reserves in place	(15,376)	(4,170)	(19,546)
Purchases of reserves in place	6,230	—	6,230
Accretion of discount	164,123	320,224	484,347
Net change in income taxes	(58,702)	(62,246)	(120,947)
Balance, end of year (1)	$1,525,144	$2,997,581	$4,522,725
(1)The data in the table may not add due to rounding.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2025 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$7,362,582	$—	$7,362,582
Unproved properties	133,585	—	133,585
Total capital costs	7,496,167	—	7,496,167
Accumulated depletion and impairment	(5,444,147)	—	(5,444,147)
Net capitalized costs	$2,052,020	$—	$2,052,020

As at December 31, 2024 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$6,885,991	$10,557,353	$17,443,344
Unproved properties	124,355	—	124,355
Total capital costs	7,010,346	10,557,353	17,567,699
Accumulated depletion and impairment	(4,865,976)	(5,656,200)	(10,522,176)
Net capitalized costs	$2,144,370	$4,901,153	$7,045,523

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

As at December 31, 2025 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$279	$1,867	$2,146
Unproved properties	29,872	—	29,872
Development costs (1)	547,422	657,719	1,205,141
Exploration costs (2)	930	—	930
Total	$578,503	$659,586	$1,238,089

As at December 31, 2024 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$9,534	$3,526	$13,060
Unproved properties	39,355	—	39,355
Development costs (1)	489,486	767,147	1,256,633
Exploration costs (2)	—	—	—
Total	$538,375	$770,673	$1,309,048
(1)     Development and facilities capital expenditures.
(2)     Cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2025

Results of Operations for Producing Activities

For year ended December 31, 2025 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,480,815	$1,380,219	$2,861,034
Less:
Operating costs, production and mineral taxes	334,317	292,424	626,741
Transportation and blending expense	318,687	45,683	364,370
Exploration and evaluation	5,534	—	5,534
Depletion and impairment	628,041	775,123	1,403,164
Operating income	194,236	266,989	461,225
Income tax expense	46,927	57,643	104,570
Results of operations (1)	$147,309	$209,346	$356,655

For year ended December 31, 2024 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$1,612,841	$1,716,028	$3,328,869
Less:
Operating costs, production and mineral taxes	336,069	317,880	653,949
Transportation and blending expense	348,154	48,931	397,085
Exploration and evaluation	779	—	779
Depletion	473,792	898,271	1,372,063
Operating income	454,047	450,946	904,993
Income tax expense	110,697	97,359	208,056
Results of operations (1)	$343,350	$353,587	$696,937
(1)     Excludes corporate overhead and interest costs.